Exhibit 99.1

SNOW LAKE LITHIUM ACQUIRES ADDITIONAL LAND CLAIMS IN MANITOBA MINING DISTRICT;

EXPANDS TOTAL LAND HOLDINGS TO 59,587 ACRES

MANITOBA, CAN, January 6, 2023 - Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (NASDAQ: LITM) (“Snow Lake Lithium” or the “Company”), today announced that it has successfully acquired additional land claims in the historic mining district of Snow Lake Manitoba. The Company, with the assistance of Durama Enterprises Ltd., was able to stake a total of nine claims covering an area of 1,728 hectares near Dion Creek, Lost Frog Lake, and the Grass River East (Image 1.0). These claims are located in areas known for their pegmatite occurrences as mapped by the Ministry of Northern Development and Mines (MNDM).

Image 1.0 – New claim map showing additional land holdings staked by Snow Lake Lithium

“We are excited that the recent and ongoing exploration efforts in these areas have ultimately contributed to the growth and development of the region as well as the expansion of the Company’s total land holdings,” said CEO and Chairman, Philip Gross. “We are grateful to Heli Source Ltd. of Red Deer, Alberta for their continued support in completing these claims and look forward to additional staking to further expand our resource portfolio and drive incremental value for our shareholders.”

With the acquisition of additional land claims in and around Snow Lake Lithium’s current resource block, the Company’s total land position now stands at 24,114 hectares (59,587-acres), an increase of approximately 8% as compared to the prior resource base. Snow Lake Lithium remains committed to conducting its operations in a responsible and sustainable manner and looks forward to working closely with local communities and stakeholders to ensure that its activities have a positive impact on the region. We will continue to keep the public informed as our efforts progress and are excited about the opportunity to expand our operations within the Manitoba mining district.

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the North American electric vehicle and battery markets.

Our wholly owned Snow Lake Lithium™ Project now covers a 59,587-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward-looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with respect to the timing of the Meeting. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including without limitation future actions by the Dissidents. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled “Risk Factors” in our registration statements and reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

Investors
ir@snowlakelithium.com

Media
media@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

LinkedIn: https://www.linkedin.com/company/snow-lake-resources